 As filed with the U.S. Securities and Exchange Commission on September 30, 2003
                                                     Registration No. 333-108075
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                        POST-EFFECTIVE AMENDMENT NO. 1 TO

                                    FORM F-6

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                               -------------------
                             Omron Kabushiki Kaisha
   (Exact name of issuer of deposited securities as specified in its charter)

                                OMRON Corporation
                   (Translation of issuer's name into English)

                                      Japan
            (Jurisdiction of incorporation or organization of issuer)

                               JPMORGAN CHASE BANK
             (Exact name of depositary as specified in its charter)


                      4 New York Plaza, New York, NY 10004
                            Telephone (212) 623-0636

       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                              --------------------
                                Mr. Keizo Kadono
                    OMRON Management Center of America, Inc.
                           Regional Management Centre
                            1300 Basswood, Suite 100
                            Shaumberg, Illinois 60173
                                 (847) 884-0322
            (Address, including zip code, and telephone number, including area code, of agent for service)


                                         Copy to:

         Scott A. Ziegler, Esq.                                Yoshiki Shimada, Esq.
   Ziegler, Ziegler & Associates LLP                      Sidley Austin Brown & Wood LLP
    570 Lexington Avenue, 44th Floor                            787 Seventh Avenue
        New York, New York 10022                             New York, New York 10019
             (212) 319-7600                                       (212) 839-5300


It is proposed that this filing become effective under Rule 466

          [X] immediately upon filing       [ ] on [date] at [time]

     If a separate registration statement has been filed to register the deposited shares, check the following box.

                   [ ]  CALCULATION OF REGISTRATION FEE



=============================================================================================================================
              Title of each class of                    Amount       Proposed maximum    Proposed maximum       Amount of
           Securities to be registered             To be registered  aggregate price    aggregate offering   registration fee
                                                                         per unit             price
-----------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American
Depositary Receipts, each American Depositary
Share representing 1 share of common stock of            N/A               N/A                 N/A                 N/A
OMRON Corporation
=============================================================================================================================

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS


         The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.


                              CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED


                                                                       Location in Form of American Depositary
Item Number and Caption                                                Receipt Filed Herewith as Prospectus
-------------------------------------------------------------          ---------------------------------------------
(1)   Name and address of Depositary                                   Introductory paragraph

(2)   Title of American Depositary Receipts and identity of            Face of American Depositary Receipt, top center
      deposited securities

      Terms of Deposit:

      (i)     Amount of deposited securities represented by one        Face of American Depositary Receipt, upper right
              unit of American Depositary Shares                       corner

      (ii)    Procedure for voting, if any, the deposited              Paragraph (12)
              securities

      (iii)   Collection and distribution of dividends                 Paragraphs (4), (5), (7) and (10)

      (iv)    Transmission of notices, reports and proxy               Paragraphs (3), (8) and (12)
              soliciting material

      (v)     Sale or exercise of rights                               Paragraphs (4), (5) and (10)

      (vi)    Deposit or sale of securities resulting from             Paragraphs (4), (5), (10) and (13)
              dividends, splits or plans of reorganization

      (vii)   Amendment, extension or termination of the               Paragraphs (16) and (17)
              Deposit Agreement

      (viii)  Rights of holders of receipts to inspect the             Paragraph (3)
              transfer books of the Depositary and the list
              of Holders of receipts

      (ix)    Restrictions upon the right to deposit or                Paragraphs (1), (2), (4), and (5)
              withdraw the underlying securities

      (x)     Limitation upon the liability of the Depositary          Paragraph (14)

(3)   Fees and Charges                                                 Paragraph (7)

Item 2.  AVAILABLE INFORMATION


                                                                       Location in Form of American Depositary
Item Number and Caption                                                Receipt Filed Herewith as Prospectus
-------------------------------------------------------------          ---------------------------------------
(a)  Statement that OMRON Corporation furnishes the                    Paragraph (8)
     Commission with certain public reports and documents
     required by foreign law or otherwise under Rule
     12g3-2(b) under the Securities Exchange Act of 1934,
     as amended

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS


     (a)(1) Form of Deposit Agreement. Form of Deposit Agreement dated as of September 2, 2003 among OMRON Corporation, JPMorgan Chase Bank, as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed

     (a)(2) Form of Amendment to Deposit Agreement. Form of Amendment No. 1 to Deposit Agreement dated as of October, 2003 among OMRON Corporation, the Depositary and all holders from time to time of ADRs issued thereunder, including the Form of American Depositary Receipt, is filed herewith as Exhibit (a)(2).


     (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

     (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.


     (d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed.

     (e)      Certification under Rule 466. Filed herewith as Exhibit (e).


     (f)      Power of Attorney. Included as part of the signature pages hereto.

Item 4.  UNDERTAKINGS

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

                                    SIGNATURE





        Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on September 29, 2003.



                                     Legal entity created by the form of
                                     Deposit Agreement for the issuance
                                     of ADRs evidencing American
                                     Depositary Shares

                                     By:    JPMORGAN CHASE BANK, as Depositary



                                     By:    /s/ Joseph M. Leinhauser
                                            -------------------------
                                     Name:  Joseph M. Leinhauser
                                     Title: Vice President

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, as amended, OMRON Corporation certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on September 24, 2003.



                                            OMRON CORPORATION


                                            By:    /s/ Yoshinori Suzuki
                                                   ------------------------
                                            Name:  Yoshinori Suzuki
                                            Title: Executive Officer


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mr. Yoshinori Suzuki as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.


         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of September 24, 2003.



     Signatures                                  Title
     ----------                                  -----
     /s/ Yoshio Tateishi
 ----------------------------
         Yoshio Tateishi            Chairman and Representative Director

     /s/ Hisao Sakuta
 ----------------------------
         Hisao Sakuta               Chief Executive Officer and Representative Director

     /s/ Tatsuro Ichihara
 ----------------------------
         Tatsuro Ichihara           Vice President and Director

     /s/ Tadao Tateishi
 ----------------------------
         Tadao Tateishi             Senior Managing Director



     Signatures                                  Title
     ----------                                  -----

 ----------------------------       Director
         Shozo Hashimoto

 ----------------------------       Director
         Noriyuki Inoue


     /s/ Yoshinori Suzuki
 ----------------------------       Executive Officer
         Yoshinori Suzuki           (Principal Financial and Accounting Officer)


     /s/ Keizo Kadono               Authorized Representative in The United States
 ----------------------------
         Keizo Kadono


                                INDEX TO EXHIBITS




  Exhibit                                                               Sequentially
  Number                                                                Numbered Page
  ------                                                                -------------

(a)(2)        Form of Amendment to Deposit Agreement.

(e)           Rule 466 Certification
